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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

               The Internet Advisory Corporation
               ---------------------------------
                        (Name of Issuer)

                       Common Voting Stock
                       -------------------
                  (Title of Class of Securities)

                           46-059A100
                           ----------
                          (CUSIP Number)

Branden T. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-7411)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        December 30, 1999
                        -----------------
     (Date of Event which Requires Filing of this Statement)

     1.   Interactive Business Concepts, Inc., a New York corporation

     2.   (a)__.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   SC.

     5.   None; not applicable.

     6.   New York.

     Number of Shares         7.   Sole Voting Power: 2,900,000
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 2,900,000
                             10.   Shared Dispositive Power: None.

     11.  2,900,000

     12. ____(No shares are excluded in the numerical or percentage computations herein).

     13.  21.7%

     14.  CO.


     Item 1. Internet Advisory Corporation, a Utah corporation (SEC File No. 0-16665 [the "Company"]); 2455 East Sunrise Blvd., Suite #401, Fort Lauderdale, Florida 33304; $0.001 par value common voting stock.

     Item 2.(a) Interactive Business Concepts, Inc., a New York corporation
            (b) 777 Bayshore Drive, #404
                Fort Lauderdale, Florida 33304
            (c) Consulting.
            (d) No.
            (e) No.

     Item 3. The shares of the Company's common stock were acquired in exchange for all of the outstanding common stock of Sunrise Web Development Inc., a Florida corporation ("Sunrise"), pursuant to an Acquisition and Reorganization Agreement between the Company and Sunrise(the "Plan"). On or about December 30, 1999, the Company filed a Current Report on Form 8-K disclosing the terms of the Plan, which Current Report is incorporated herein by reference. See Item 7, below.

     Item 4.   The shares were purchased for investment.

     Item 5.(a) 2,900,000 shares.
            (b) Sole Voting Power: 2,900,000 shares; Shared Voting Power:
None; Sole Dispositive Power: 2,900,000 shares; and Shared Dispositive Power:
None.
            (c)  None.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   No.

     Item 7. Current Report on Form 8-K, filed with the Securities and Exchange Commission on or about December 31, 1999.**

               ** This document has previously been filed with the
                  Securities and Exchange Commission and is incorporated herein by this reference.


     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          INTERACTIVE BUSINESS CONCEPTS, INC., a New York
                         corporation


Dated: 4/12/00                           By/s/Richard Goldring
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